FORESIGHT™



Corporate Presentation

January 2018

Forward-Looking Statements

This presentation of Foresight Autonomous Holdings Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss launching our QuadSight™ system, targeting aftermarket and vehicle manufacturers, possible commercial cooperation in China and Europe, that car manufacturers intend to export Chinese vehicle brands to Europe and the United States, our research and development goals, our commercial goals and our operation and production goals. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC") including, but not limited to, the risks detailed in the Company's registration statement on Form 20-F, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

About Foresight

Background

- Founded in July 2015
- Develops advanced accident prevention systems
- Engaged in the design, development and commercialization of automotive solutions based on stereo and V2X-technologies solutions

Financials

- Traded on TASE & NASDAQ (FRSX)
- $100M market cap as of January 2018
- ~$32M raised to date
- Leading investors from the automotive industry

Current status

- 55 employees with ongoing recruitment, mainly R&D focused
- Demo systems for Eyes-On™ and Eye-Net™ already operational for demonstration and data collection

Company Structure and Holdings

Foresight Autonomous Holdings

100% — FORESIGHT
seeing your safety first

- Foresight develops advanced accident prevention systems
- Automotive vision and V2X technological solutions

24.5%* — RailVISION
What WE see is what YOU Get

Rail Vision develops advanced systems for railway safety and maintenance

Cap Table


Magna B.S.P 32.80%**
Public Float 67.20%

* As of January 1, 2018, Foresight holds 36% of Rail Vision's shares on a fully diluted basis
** As of January 1, 2018

Products and Activity Focus

QuadSight™
Multispectral System for Semi-Autonomous and Autonomous Vehicles



Eyes-On™
Advanced Driver Assistance System

Eye-Net™
Cellular-Based V2X System

QuadSight™

- The company will launch its QuadSight™ system at CES Las Vegas in January 2018
- A stereoscopic automotive vision system based on 2 pairs of cameras (visible-light cameras and infrared cameras) with full sensor fusion
- The system detects obstacles under all weather and lighting conditions
- Near 100% detection with near zero false alerts

QUADSIGHT™



QuadSight™ Unique Characteristics

Accurate
Near 100% obstacle detection with near zero false alerts

3D Image Analysis
Advanced algorithms for accurate depth analysis and obstacle detection

Absolute
All obstacle detection, regardless of shape, form or material

Non-emitting Sensor
Interference and hazard free

Reliable
Operates under all weather and lighting conditions

Sensor Fusion
Fusing visible-light and infrared cameras for seamless 24/7 vision

Proven
Based on mature proprietary technology

Automatic Calibration
Full aspect auto-calibration for system robustness

Eyes-On™

- A stereoscopic automotive vision system based on 2 visible-light cameras
- Near 100% detection with near zero false alerts
- Targeting aftermarket and vehicle manufacturers (OEM) markets
- The company has a fully operational real-time demo system



Eye-Net™

- Cellular-based accident alert system (V2X)
- Real time pre-collision alert to drivers and pedestrians
- Technology is based on cellular networks and satellite infrastructure
- Mobile phones are used as a pre-collision alerting system platform
- The company has a real-time demo system



Pedestrian warning
9.8 km/h

2017 Development Achievements

QuadSight™

- ✓ Feasibility study completed for a multispectral vision system for the automotive industry
- ✓ Development and production of a demo system

Eyes-On™

- ✓ Development and production of a demo system that was presented and tested by several vehicle manufacturers
- ✓ The product is in advanced stages of development

Eye-Net™

- ✓ A demo system was developed that provides pre-collision alerts to vehicles and pedestrians
- ✓ The product is under development
- ✓ A patent application was filed (provisional)



2017 Commercial Achievements

China

- ✓ Pilot agreements have been signed with 3 leading car manufacturers
- ✓ Successfully completed pilots projects, meeting all pre-defined requirements and criteria
- ✓ Possible commercial cooperation is being evaluated

Europe

- ✓ Successful pilot project completed with Uniti Sweden
- ✓ Negotiating commercial cooperation



Current Markets - China, Europe and Israel



Autonomous vehicles
Semi-Autonomous vehicles
Aftermarket

Market Penetration Over Time



Aftermarket
Semi-Autonomous vehicles
Autonomous vehicles
Short-term
Medium-term
Long-term

Potential market value of $29.7 billion by 2022
Source: Cision PR Newswire

Potential market value of $60 billion by 2030
Source: Mordor Intelligence

Regulatory Changes in the Chinese Market

- Starting in mid-2018, any vehicle over 9 meters must install an alerting safety system
- C-NCAP (Chinese car safety assessment program) has changed the vehicle safety rating - from July 2018, an Automatic Emergency Braking System must be installed to receive a 5-star safety rating
- Increasing trend in safety systems installation in vehicles
- Preference for foreign (non-local) safety systems
- Chinese car manufacturers intend to export Chinese vehicle brands to Europe and the United States

C-NCAP

2018- 2019 Goals

R&D goals

- Complete Eyes-On™ system
- QuadSight™ - prototype for pilot projects during the first half of 2018. Development completion and commercialization during the second half of 2019
- Eye-Net™ - completion of a real-time pilot on a large-scale user base

Commercial goals

- China – contract with a Chinese car manufacturer
- Europe:
  - Contract with a European car manufacturer
  - Aftermarket contract for fleets
- Israel – contracts for aftermarket systems with local car importers
- Additional pilot projects and expansion of business activity



2018- 2019 Goals

Operation & production goals

- A commercial contract with a leading global subcontractor
- Company certification for ISO 9001 standard
- Eyes-On™- Alpha version prototype production
- Eyes-On™- Beta version sample production
- Eyes-On™- serial production (master series)


Rail Vision

Rail Vision

- Successfully completed 13 tests in Israel, Germany, Italy and Switzerland
- Completed a real-time system test with a European railway operator in December 2017
- Collaboration with NVIDIA in system development
- Has begun process of licensing system according to European standards
- Successfully completed rounds of financing totaling $5.8 million over the course of 2017
- 45 employees with ongoing recruitment






FORESIGHT™

Keep in Touch

www.foresightauto.com

Info@foresightauto.com

@ForesightAuto

Foresight Automotive